SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 26, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 26, 2016 regarding “Ericsson’s Board names Börje Ekholm new President and CEO”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 26, 2016

PRESS RELEASE OCTOBER 26, 2016

Ericsson’s Board names Börje Ekholm new President and CEO

Ericsson (NASDAQ:ERIC) today announced that its Board of Directors has appointed Börje Ekholm President and CEO, effective January 16, 2017. Börje Ekholm will also remain a member of the Board of Directors of Ericsson.

Chairman of the Board Leif Johansson says: “I am very pleased to announce the appointment of Börje Ekholm. He has a solid understanding of both the technology and business implications of the ongoing convergence of telecoms, IT and media. Having served on Ericsson’s Board of Directors for the past ten years, Börje Ekholm has full understanding of the challenges and the opportunities Ericsson currently faces.”

Börje Ekholm joins Ericsson from his current position as CEO of Patricia Industries, a division within Investor. Prior to assuming this position in 2015, Börje Ekholm held the position as President and CEO of Investor AB between 2005 and 2015. Previous positions also include President of Investor Growth Capital Inc., as well as positions with Novare Kapital AB and McKinsey & Co Inc.

Johansson continues: “In the middle of a significant company transformation I am confident that Ericsson will benefit from Börje Ekholm’s world-class ability to forcefully execute on strategic direction and plans. Börje Ekholm brings years of experience from leading a publicly listed company with a strong track record of driving shareholder value.”

Börje Ekholm says: “I am very excited about this opportunity. As the networks and applications become even more important in a 5G connected world, our customers, and the industry, look for continuous innovation. I look forward to joining the great team at Ericsson and work closely with existing and new customers around the world in shaping the future of our industry.”

Börje Ekholm is a member of the Board of Directors for Telefonaktiebolaget LM Ericsson, Alibaba Inc., NASDAQ OMX Group Inc. and Trimble Navigation Ltd. He is also a member of the University Board of KTH Royal Institute of Technology.

Born in 1963 Börje Ekholm holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology, Stockholm, Sweden, as well as a Master of Business Administration from INSEAD, France.

Jan Frykhammar will remain interim CEO until January 16, 2017.

PRESS RELEASE OCTOBER 26, 2016

PRESS BRIEFING AND LIVE WEBCAST

Ericsson will hold a press briefing, which will also be available via a live webcast, starting at 10:30 AM CEST / 4:30 AM EDT on Wednesday 26, 2016, at Ericsson Headquarters, in the Ericsson Studio, Grönlandsgatan 8, Kista, Sweden.

Chairman of the Board Leif Johansson, and Börje Ekholm, will comment and answer questions. The press briefing is open to journalists and analysts.

You can follow the press briefing and ask questions via the live webcast at: www.ericsson.com/investors and at: www.ericsson.com/press.

The replay will be available shortly after the event, via the same link.

Direct URL for the webcast: http://edge.media-server.com/m/p/h6sa99p6

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

www.ericsson.com

www.ericsson.com/news

www.twitter.com/ericssonpress

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www.youtube.com/ericsson

PRESS RELEASE OCTOBER 26, 2016

FOR FURTHER INFORMATION, PLEASE CONTACT

Ola Rembe, Head of External Communications, Ericsson

Phone: +46730244873

E-mail: ola.rembe@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CEST on October 26, 2016.